                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K    [ ] Form 20-K    [X] Form 10-Q    [  ] Form N-SAR

                         For Period Ended: July 31, 2004
                                            -------------


                         [ ] Transition Report on Form 10-K
                         [ ] Transition Report on Form 20-K
                         [ ] Transition Report on Form 11-K
                         [ ] Transition Report on Form 10-Q
                         [ ] Transition Report on Form N-SAR

               For the Transition Period Ended:___________________


    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                         PART I - REGISTRANT INFORMATION

Full name of registrant                              Oneida Ltd.
Address of principal executive office                163-181 Kenwood Avenue
City, State and zip code                             Oneida, New York 13421-2829

                        PART II - RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]      (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth (15th) calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth (5th) calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR or the transition report, or portion thereof, could not be filed within the prescribed time period.

         Due to significant restructuring issues to be addressed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2004, the Company has not yet completed the preparation and presentation of the Form 10-Q. Because the document is not yet complete, the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2004 could not be filed within the prescribed time period. Oneida Ltd. could not eliminate its inability to file timely without unreasonable expense or effort.

                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Peter J. Kallet                    (315)                      361-3000
           (Name)                    (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                                   ONEIDA LTD.
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: September 9, 2004                 By: /s/ PETER J. KALLET
                                               -------------------
                                                Peter J. Kallet
                                                Chairman of the Board, President
                                                and Chief Executive Officer


                                       3